Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at
(CAD millions, unaudited)	Note	March 31, 2023	December 31, 2022
Assets
Current
Cash		$0.1	$0.8
Accounts receivable		84.3	82.6
Risk management	7	11.6	6.2
Prepaid expenses and other		12.3	10.7
		108.3	100.3
Non-current
Property, plant and equipment	3	1,913.1	1,857.6
Deferred income tax	11	236.7	246.4
		2,149.8	2,104.0
Total assets		$2,258.1	$2,204.3

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$188.8	$185.6
Current portion of lease liabilities	5	2.6	3.2
Current portion of provisions	6	32.4	34.1
Risk management	7	0.4	-
		224.2	222.9
Non-current
Long-term debt	4	259.3	225.3
Lease liabilities	5	2.9	2.8
Provisions	6	161.1	165.7
Other non-current liabilities		2.9	7.9
		650.4	624.6
Shareholders’ equity
Shareholders’ capital	9	2,221.9	2,221.9
Other reserves		98.7	101.2
Deficit		(712.9)	(743.4)
		1,607.7	1,579.7
Total liabilities and shareholders’ equity		$2,258.1	$2,204.3

Subsequent event (Note 7)

Commitments and contingencies (Note 12)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2023	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income

		Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2023	2022

Production revenues	8	$180.9	$203.7
Processing fees	8	3.6	1.9
Royalties		(25.1)	(30.0)
Sales of commodities purchased from third parties		5.4	3.1
		164.8	178.7

Other income	8	1.9	1.5
Government decommissioning assistance	13	(0.4)	13.4
Risk management gain (loss)	7	7.6	(28.1)
		173.9	165.5

Expenses
Operating		49.0	40.3
Transportation		9.7	7.3
Commodities purchased from third parties		4.6	2.8
General and administrative		4.8	4.1
Share-based compensation	10	2.2	24.1
Depletion, depreciation and impairment	3	51.7	51.4
Foreign exchange gain		-	(0.7)
Financing	4	11.7	9.8
Restructuring		-	2.5
Transaction costs		-	0.1
		133.7	141.7
Income before taxes		40.2	23.8

Deferred income tax expense	11	9.7	-

Net and comprehensive income		$30.5	$23.8

Net income per share
Basic		$0.37	$0.29
Diluted		$0.36	$0.28
Weighted average shares outstanding (millions)
Basic	9	82.0	81.2
Diluted	9	83.9	83.6

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2023	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

		Three months ended March 31
(CAD millions, unaudited)	Note	2023	2022

Operating activities
Net income		$30.5	$23.8
Government decommissioning assistance	13	0.4	(13.4)
Depletion, depreciation and impairment	3	51.7	51.4
Financing	4	5.4	3.5
Share-based compensation	10	2.1	1.4
Unrealized risk management loss (gain)	7	(5.0)	10.7
Foreign exchange gain		-	(0.7)
Deferred income tax expense	11	9.7	-
Decommissioning expenditures	6	(8.7)	(8.5)
Onerous office lease settlements	6	(2.3)	(2.3)
Settlement of RSUs		(4.6)	-
Change in non-cash working capital		(6.6)	18.0
		72.6	83.9
Investing activities
Capital expenditures	3	(107.1)	(103.4)
Change in non-cash working capital		1.5	36.8
		(105.6)	(66.6)
Financing activities
Increase (decrease) in long-term debt	4	34.0	(9.7)
Repayment of senior secured notes/PROP limited recourse loan		-	(12.6)
Financing fees paid		(0.6)	-
Lease liabilities settlements	5	(1.1)	(1.0)
Exercised compensation plans		-	1.0
		32.3	(22.3)

Change in cash and cash equivalents		(0.7)	(5.0)
Cash and cash equivalents, beginning of period		0.8	7.3
Cash and cash equivalents, end of period		$0.1	$2.3

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2023	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2023		$2,221.9	$101.2	$(743.4)	$1,579.7
Net and comprehensive income		-	-	30.5	30.5
Share-based compensation	10	-	2.1	-	2.1
Issued on exercise of equity compensation plans	9	-	(4.6)	-	(4.6)
Balance at March 31, 2023		$2,221.9	$98.7	$(712.9)	$1,607.7

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2022		$2,213.8	$103.2	$(1,553.5)	$763.5
Net and comprehensive income		-	-	23.8	23.8
Share-based compensation	10	-	1.4	-	1.4
Issued on exercise of equity compensation plans	9	7.4	(6.4)	-	1.0
Balance at March 31, 2022		$2,221.2	$98.2	$(1,529.7)	$789.7

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2023	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 7)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company's registered office is located at Suite 200, 207 - 9th Avenue S.W. Calgary, Alberta, Canada T2P 1K3. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements ("interim consolidated financial statements") include the accounts of Obsidian Energy and our wholly owned subsidiaries. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements. These financial statements should be read in conjunction with Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2022. Additionally, these interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2022.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

These interim consolidated financial statements were approved for issuance by the Board of Directors on May 3, 2023.

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Property, plant and equipment ("PP&E")

Oil and Gas assets/ Facilities, Corporate assets

Cost	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period	$10,931.7	$10,528.7
Capital expenditures	107.1	314.8
Property acquisitions	-	4.6
Net decommissioning changes	(0.4)	83.6
Balance, end of period	$11,038.4	$10,931.7

Accumulated depletion and depreciation	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period	$9,079.4	$9,194.6
Depletion and depreciation	50.7	170.4
Impairment	0.1	36.4
Impairment reversal	-	(322.0)
Balance, end of period	$9,130.2	$9,079.4

		As at
Net book value	March 31, 2023	December 31, 2022
Total	$1,908.2	$1,852.3

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period	$25.8	$24.8
Additions	0.5	1.0
Balance, end of period	$26.3	$25.8

Accumulated amortization	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period	$20.5	$16.8
Amortization	0.9	3.7
Balance, end of period	$21.4	$20.5

		As at
Net book value	March 31, 2023	December 31, 2022
Total	$4.9	$5.3

Total PP&E

Total PP&E including Oil and Gas assets/Facilities, Corporate assets and Right-of-use assets is as follows:

		As at
PP&E	March 31, 2023	December 31, 2022
Oil and Gas assets, Facilities, Corporate assets	$1,908.2	$1,852.3
Right-of-use assets	4.9	5.3
Total	$1,913.1	$1,857.6

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

At March 31, 2023, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted for our Cardium, Peace River and Viking cash generating units ("CGUs").

During the first quarter of 2023, we recorded a $0.1 million impairment in our Legacy CGU due to decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

4. Long-term debt

		As at
	March 31, 2023	December 31, 2022
Syndicated credit facility	$139.0	$105.0

Senior unsecured notes
11.95% $127.6 million, maturing July 27, 2027	127.6	127.6
Total	266.6	232.6
Unamortized discount of senior unsecured notes	(2.2)	(2.3)
Deferred financing costs	(5.1)	(5.0)
Total long-term debt	$259.3	$225.3

Current portion	$-	$-
Non-current portion	$259.3	$225.3

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination. The aggregate amount available under the syndicated credit facility is $200.0 million which was increased in March 2023, previously $175.0 million, as part of our semi-annual borrowing base redetermination (typically completed in May and November of each year). At that time, the revolving period and maturity dates under the syndicated credit facility were extended to May 31, 2024 and May 31, 2025, respectively.

The Company has senior unsecured notes outstanding totaling $127.6 million which mature on July 27, 2027. They were initially issued at a price of $980.00 per $1,000.00 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company. As part of the terms of the senior unsecured notes, the Company is required to provide a repurchase offer in certain circumstances to an aggregate amount of $63.8 million (the "Repurchase Offer"), based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer.

At March 31, 2023, letters of credit totaling $5.1 million were outstanding (December 31, 2022 – $5.1 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Financing expense consists of the following:

	Three months ended March 31
	2023	2022
Interest	$6.3	$6.3
Accretion on decommissioning liability	4.4	2.5
Accretion on office lease provision	0.3	0.4
Accretion on other non-current liability	-	0.1
Accretion on discount of senior unsecured notes	0.1	-
Accretion on lease liabilities	0.1	0.1
Deferred financing costs	0.5	0.7
Debt modification	-	(0.3)
Financing	$11.7	$9.8

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

5. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period	$6.0	$8.7
Additions	0.5	1.0
Accretion charges	0.1	0.6
Lease payments	(1.1)	(4.3)
Balance, end of period	$5.5	$6.0

Current portion	$2.6	$3.2
Non-current portion	$2.9	$2.8

6. Provisions

	As at
	March 31, 2023	December 31, 2022
Decommissioning liability	$178.0	$182.3
Office lease provision	15.5	17.5
Total	$193.5	$199.8

Current portion	$32.4	$34.1
Non-current portion	$161.1	$165.7

Decommissioning liability

At March 31, 2023, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2022 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 10.0 percent (December 31, 2022 – 10.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At March 31, 2023, the total decommissioning liability on an undiscounted, uninflated basis was $581.9 million (December 31, 2022 - $582.7 million).

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period	$182.3	$121.6
Net liabilities added (1)	0.1	0.3
Increase (decrease) due to changes in estimates	(0.5)	83.3
Liabilities settled	(8.7)	(18.8)
Government decommissioning assistance	0.4	(15.7)
Accretion charges	4.4	11.6
Balance, end of period	$178.0	$182.3

Current portion	$23.6	$25.4
Non-current portion	$154.4	$156.9

(1)
Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (December 31, 2022– 6.5 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period	$17.5	$25.6
Decrease due to changes in estimates	-	(0.3)
Settlements	(2.3)	(9.2)
Accretion charges	0.3	1.4
Balance, end of period	$15.5	$17.5

Current portion	$8.8	$8.7
Non-current portion	$6.7	$8.8

7. Risk management

Financial instruments consist of cash, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At March 31, 2023, the fair values of these financial instruments approximate their carrying amounts.

The fair values of all outstanding financial commodity related contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At March 31, 2023 and December 31, 2022, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period	$6.2	$(2.4)
Unrealized gain (loss) on financial instruments:
Oil	(0.1)	4.0
Natural gas	5.1	4.6
Total fair value, end of period	$11.2	$6.2

Current asset portion	$11.6	$6.2
Current liability portion	$(0.4)	$-

Obsidian Energy had the following financial instruments outstanding as at March 31, 2023. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

	Notional Volume	Remaining Term	Swap Price	Fair value (millions)
Oil
WCS Differential	1,000 bbl/d	July 2023 - December 2023	($21.72)/bbl	$(0.1)

AECO
AECO Swap	47,393 mcf/d	April 2023 - October 2023	$3.55/mcf	11.6
AECO Swap	16,588 mcf/d	November 2023 - March 2024	$3.57/mcf	(0.3)

Total				$11.2

Subsequent to March 31, 2023, the Company entered into the following additional financial hedges:

	Notional Volume	Remaining Term	Swap Price
Oil
WTI Swap	1,900 bbl/d	April 2023	$111.33/bbl

AECO
AECO Swap	2,536 mcf/d	June 2023 - October 2023	$2.00/mcf
AECO Swap	10,000 mcf/d	November 2023 - March 2024	$3.29/mcf

The components of risk management on the Consolidated Statements of Income are as follows:

	Three months ended March 31
	2023	2022
Realized
Settlement of oil contracts loss	$-	$(17.5)
Settlement of natural gas contracts gain	2.6	0.1
Total realized risk management gain (loss)	$2.6	$(17.4)

Unrealized
Oil contracts loss	$(0.1)	$(5.1)
Natural gas contracts gain (loss)	5.1	(5.6)
Total unrealized risk management gain (loss)	5.0	(10.7)
Risk management gain (loss)	$7.6	$(28.1)

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk and climate change risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2022.

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

8. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Three months ended March 31
	2023	2022
Oil	$141.5	$161.8
NGLs	14.3	27.0
Natural gas	25.1	14.9
Production revenues	180.9	203.7
Processing fees	3.6	1.9
Oil and natural gas sales	184.5	205.6
Other income	1.9	1.5
Oil and natural gas sales and other income	$186.4	$207.1

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2021	80,753,516	$2,213.8
Issued pursuant to equity compensation plans (1)	1,688,694	8.1
Balance, December 31, 2022 and March 31, 2023	82,442,210	$2,221.9

(1)
Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Pursuant to our return of capital initiative to our shareholders, in the first quarter of 2023 we received approval from the Toronto Stock Exchange for a normal course issuer bid ("NCIB"). Purchases under the NCIB will be subject to maintaining $65 million of liquidity and complying with the terms of our current credit facilities. The Company did not repurchase any common shares during the first quarter of 2023.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended March 31
Average shares outstanding (millions)	2023	2022
Basic	82.0	81.2
Dilutive impact (1)	1.9	2.4
Diluted	83.9	83.6

(1)
Includes impact of stock options and restricted share units.

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

10. Share-based compensation

Restricted and Performance Share Unit plan ("RPSU plan")

Restricted Share Unit ("RSU") grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the Toronto Stock Exchange ("TSX"). Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RSUs (number of shares equivalent)	Three months ended March 31, 2023	Year ended December 31, 2022
Outstanding, beginning of period	874,130	1,167,351
Granted	923,620	537,225
Vested (1)	(521,596)	(784,514)
Forfeited	(1,680)	(45,932)
Outstanding, end of period	1,274,474	874,130

(1)
Vested RSUs in 2023 were settled in cash and in 2022 were settled in shares.

The fair value and weighted average assumptions of the RSUs granted during the periods were as follows:

	Three months ended March 31
	2023	2022
Average fair value of RSUs granted (per RSU)	$9.79	$10.55
Expected life of RSUs (years)	2.6	3.0
Expected forfeiture rate	0.1%	0.5%

Performance Share Unit (“PSU”) grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company. The PSU obligation is classified as a liability due to the cash settlement feature and could be settled in cash, shares purchased on the open market or shares issued from treasury.

PSUs (number of shares equivalent)	Three months ended March 31, 2023	Year ended December 31, 2022
Outstanding, beginning of period	949,040	1,138,465
Granted	152,760	124,610
Vested	(291,710)	(181,018)
Forfeited	-	(133,017)
Outstanding, end of period	810,090	949,040

	As at
PSU liability	March 31, 2023	December 31, 2022
Current	$5.5	$5.2
Non-current	1.0	6.1
Total	$6.5	$11.3

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

Stock Option Plan

Obsidian Energy has a Stock Option Plan that allows the Company to issue options to acquire common shares (“Options”) to officers, employees, directors and other service providers.

	Three months ended March 31, 2023		Year ended December 31, 2022
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,274,672	$2.30	3,021,672	$1.56
Granted	188,780	9.81	156,400	10.64
Exercised	-	-	(903,400)	1.27
Forfeited	-	-	-	-
Outstanding, end of period	2,463,452	$2.88	2,274,672	$2.30
Exercisable, end of period	788,600	$2.13	749,498	$1.69

The fair value and weighted average assumptions of the Options granted during the periods were as follows:

	Three months ended March 31
	2023	2022
Average fair value of Options granted (per Option)	$6.34	$6.56
Expected volatility	82.4%	87.0%
Expected life of Options (years)	3.9	3.9
Expected forfeiture rate	0.2%	0.3%

Non-Treasury Incentive Award Plan (“NTIP”)

The NTIP allows the Company to issue restricted awards whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. The Company has the option to provide the consideration in the form of cash or shares purchased on the open market.

NTIP Restricted Awards	Three months ended March 31, 2023	Year ended December 31, 2022
Outstanding, beginning of period	689,228	1,093,800
Granted	-	3,400
Vested	(1,134)	(363,871)
Forfeited	-	(44,101)
Outstanding, end of period	688,094	689,228

	As at
NTIP liability	March 31, 2023	December 31, 2022
Current	$2.9	$2.6
Non-current	1.9	1.8
Total	$4.8	$4.4

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement from the Board, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX.

Deferred Share Units	Three months ended March 31, 2023	Year ended December 31, 2022
Outstanding, beginning of period	1,811,245	2,018,499
Granted	29,740	42,509
Exercised	-	(249,763)
Outstanding, end of period	1,840,985	1,811,245

	As at
DSU Liability	March 31, 2023	December 31, 2022
Current	$15.9	$16.6
Non-current	-	-
Total	$15.9	$16.6

At March 31, 2023, the Company had no outstanding DSUs that were redeemable.

Share-based compensation

Share-based compensation consisted of the following:

	Three months ended March 31
	2023	2022
DSUs	$(0.7)	$12.1
PSUs	0.4	6.0
NTIP	0.4	4.6
Cash settled share-based incentive plans	$0.1	$22.7

RSUs	$1.8	$0.8
Options	0.3	0.6
Equity settled share-based incentive plans	2.1	1.4
Share-based compensation	$2.2	$24.1

The share price used in the fair value calculation of the DSU, NTIP and PSU obligations at March 31, 2023 was $8.63 per share (2022 – $11.08).

11. Deferred income tax asset

	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period	$246.4	$-
Deferred income tax expense	(9.7)	-
Recognition of deferred income tax asset	-	246.4
Balance, end of period	$236.7	$246.4

The Company recorded a deferred tax asset in 2022, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred tax asset is reduced by net income for the period on an after-tax basis.

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

13. Government grants

The Company received grant allocations under the Alberta Site Rehabilitation Program (“ASRP”) beginning in 2020. The ASRP ended on December 31, 2022, however, costs were able to be submitted into 2023. These awards allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. The Company's grants were adjusted by $0.4 million during the first quarter of 2023 (2022 – $13.4 million of grant utilization).

OBSIDIAN ENERGY FIRST QUARTER 2023	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15